Exhibit 99.1

Yingli Green Energy Reports First Quarter 2017 Results

PV module shipments in the second quarter of 2017 is expected to be in the range of 950MW to 1,050MW

BAODING, China, June 15, 2017-- Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading solar panel manufacturers, known as “Yingli Solar,” today announced its unaudited consolidated financial results for the quarter ended March 31, 2017.

First Quarter 2017 Consolidated Financial and Operating Summary

•	Total net revenues were RMB1,238.3 million (US$179.9 million), compared to RMB2,041.4 million in the fourth quarter of 2016.
•	Total photovoltaic (“PV”) module shipments(1) were 370.9MW, compared to 635.1MW in the fourth quarter of 2016.
•	Gross profit and gross margin were RMB61.5 million (US$8.9 million) and 5.0% respectively, compared to RMB142.2 million and 7.0% respectively in the fourth quarter of 2016. Gross margin on sales of PV modules was 8.8%, which is the same as the fourth quarter of 2016.
•	Operating loss was RMB103.5 million (US$15.0 million), compared to operating loss of RMB1,802.7 million(4) in the fourth quarter of 2016.
•	On a non-GAAP(2) basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were RMB101.3 million (US$14.7 million), compared to negative RMB1,528.3 million(4) in the fourth quarter of 2016.
•	Net loss(3) and loss per American Depositary Share (the “ADS”, one ADS represents ten ordinary shares) were RMB184.4 million (US$26.8 million) and RMB10.1 (US$1.5) respectively, compared to RMB1,913.7 million(4) and RMB105.3(4) respectively in the fourth quarter of 2016. On an adjusted non-GAAP basis, adjusted net loss and adjusted loss per ADS were RMB191.9 million (US$27.9 million) and RMB10.6 (US$1.5) respectively, compared to RMB583.1 million(4) and RMB32.1(4) respectively in the fourth quarter of 2016.

(1) Total PV module shipments include shipments to the Company’s own downstream PV projects. Revenues were not recognized for internal shipments as required by U.S. GAAP. The Company has suspended new development business of downstream PV projects in China since September 2015, and there were no shipments to its downstream PV projects in the first quarter of 2017.

(2) All non-GAAP measures other than EBITDA exclude, as applicable, share-based compensation, impairment of long-lived assets, provision for reserve for inventory purchase commitments and provision for prepayments in relation to inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

(3) For convenience purposes, all references to “net loss/income” in this press release, unless otherwise specified, represent “net loss/income attributable to Yingli Green Energy” for all periods presented.

(4) Subsequent to our press release dated April 13, 2017 reporting our fourth quarter and full year 2016 results, in consideration of the uncertainties involved in the appeals process described below, our management reevaluated its earlier assessment of certain litigation originally filed against us by a supplier in September 2015 and related court judgments issued at the end of December 2016 of which we were notified in January 2017 and which we appealed, and concluded that we should recognize a provision of RMB59 million in respect of such litigation in the fourth quarter and year ended December 31, 2016. The recognition of this provision impacted our general and administrative expenses, total operating expenses, loss from operations, EBITDA, net loss, net loss attributable to Yingli Green Energy, loss per share, loss per ADS, adjusted net loss, adjusted loss per share and adjusted loss per ADS for the quarter and year ended December 31, 2016 and was reflected in our annual report on Form 20-F filed with the SEC on May 16, 2017.

“Mainly affected by the the traditional seasonality in China and the soft demand along with the reduction of feed-in-tariff (FiT) in Japan, the Company’s PV module shipments in the first quarter of 2017 decreased to 370.9MW, which was slightly below previous guidance. But the gross margin on sales of PV modules was maintained at 8.8% in the first quarter of 2017,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy.

“Geographically, we have seen a surge of orders from China since late April driven by rise in demand before the expected FiT reduction in China on June 30, 2017, and expect a significant increase of PV module shipments in the second quarter of 2017. For the second half of the year, we believe that the Top Runner program, PV Poverty Alleviation projects, and Distributed Generation projects in China will continue to provide strong support for our PV module sales. In Japan, in addition to large scale projects, we are focusing on developing new customers who are continuously developing small to middle-sized projects, including both FiT projects and non-FiT projects in local areas. We have also completed the optimization of our business in Latin Americas and started the transition of our business in EU region to a more cost-effective structure that can adapt more easily and faster to changing market conditions.”

“According to information we have obtained, as the largest PV project powered by our patented PANDA Bifacial PV module, Datong 50 MW Top Runner project produced electricity from July 2016 to April 2017 that far exceeded expectation and the project’s monthly power output is up to 15.6% higher than projects with traditional polycrystalline PV modules with the same capacity. In addition, the Europe's largest bifacial PV solar plant powered by our PANDA N-type bifacial PV modules was completed in early June. Such results demonstrated the success of our long-term commitment to technology innovation. We are also improving the PANDA Bifacial module by increasing its power output and working on mass production and promotion of Smart Hot-spot Free series modules.” Mr. Miao concluded.

First Quarter 2017 Financial Results

Total Net Revenues

Total net revenues were RMB1,238.3 million (US$179.9 million), compared to RMB2,041.4 million in the fourth quarter of 2016 and RMB2,351.1 million in the first quarter of 2016. Total PV module shipments were 370.9MW, compared to 635.1MW in the fourth quarter of 2016 and 508.1MW in the first quarter of 2016.

The decrease of total net revenues from the fourth quarter of 2016 to the first quarter of 2017 was mainly due to the decrease of PV module shipments from 635.1MW to 370.9MW, primarily as a result of the traditional seasonality in China and the soft demand along with the reduction of feed-in-tariff in Japan, which were the Company’s largest two markets, and slightly decrease of average selling price for PV module worldwide.

The decrease of total net revenues from the first quarter of 2016 to the first quarter of 2017 was mainly due to the decrease of PV module shipments from 508.1MW to 370.9MW, primarily as a result of the decrease of PV module shipments to Japan and U.S., as well as the general decline of average selling prices of PV module worldwide.

Gross Profit and Gross Margin

Gross profit was RMB61.5 million (US$8.9 million) in the first quarter of 2017, compared to RMB142.2 million in the fourth quarter of 2016 and compared to RMB469.3 million in the first quarter of 2016.

Gross margin was 5.0% in the first quarter of 2017, compared to 7.0% in the fourth quarter of 2016 and 20.0% in the first quarter of 2016. Gross margin on sales of PV modules was 8.8% in the first quarter of 2017, compared to 8.8% in the fourth quarter of 2016 and 19.7% in the first quarter of 2016.

The decrease in gross profit and gross margin from the fourth quarter of 2016 to the first quarter of 2017 was mainly due to the decrease of PV module shipments from 635.1MW to 370.9MW and the lower gross margin on sales of PV cells. The decrease in gross margin from the first quarter of 2016 to the first quarter of 2017 was mainly due to the decrease of average selling price of the Company’s PV modules as a result of the decrease of average selling price for PV module worldwide as well as the decrease of shipments to Japan and U.S. Markets where the selling price of PV modules were generally higher than other markets.

Operating Expenses

Operating expenses were RMB165.1 million (US$24.0 million), decreased significantly from RMB1,944.9 million in the fourth quarter of 2016 and RMB282.8 million in the first quarter of 2016. Operating expenses as a percentage of net revenue was 13.3% in the first quarter of 2017, compared to 95.3% in the fourth quarter of 2016 and 12.0% in the first quarter of 2016.

The significant decrease of operating expenses from the fourth quarter of 2016 to the first quarter of 2017 was mainly due to the following operating expenses recorded in the fourth quarter of 2016: (i) impairment loss of RMB1,277.4 million for property, plant and equipment based on the difference between carrying value and fair value of such long-lived assets, (ii) a provision of RMB143.0 million on receivables from disposal of land use right, (iii) a provision of RMB97.8 million on prepayment made to a supplier due to its continued failure to fulfil its delivery obligation under its contracts with the Company, and (iv) a provision of RMB59 million related to an on-going litigation between the Company and a supplier. Besides, the Company made RMB52.8 million of provision for reserve for inventory purchase commitments in the fourth quarter of 2016 as a result of a foreign exchange re-measurement due to significant fluctuation in the foreign exchange rate between the Renminbi and U.S. dollars, while the Company recorded a reversal of RMB7.7 million of such provision in the first quarter of 2017 due to the foreign exchange re-measurement.

In addition to aforementioned impairment and provisions, the decrease of operating expenses from the fourth quarter of 2016 to the first quarter of 2017 was also due to decrease of PV module shipments, more strict and effective control on general and administrative expenses, and the decrease of research and development activities in the first quarter of 2017. However, selling expenses and research and development expenses may increase in future periods if the Company’s PV module shipments and research and development activities increase.

Operating Loss and Margin

Operating loss was RMB103.5 million (US$15.0 million) in the first quarter of 2017, compared to operating loss of RMB1,802.7 million in the fourth quarter of 2016 and operating income of RMB186.4 million in the first quarter of 2016.

Operating margin was negative 8.4% in the first quarter of 2017, compared to negative 88.3% in the fourth quarter of 2016 and 7.9% in the first quarter of 2016.

EBITDA

On a non-GAAP basis, earnings before interest, tax expenses, depreciation and amortization (“EBITDA”) were RMB101.3 million (US$14.7 million), compared to negative RMB1,528.3 million in the fourth quarter of 2016 and RMB483.1 million in the first quarter of 2016.

Interest Expense

Interest expense was RMB156.5 million (US$22.7 million) in the first quarter of 2017, compared to RMB168.8 million in the fourth quarter of 2016 and RMB176.1 million in the first quarter of 2016. The Company’s average interest rate was 5.17% in the first quarter of 2017, compared to 5.31%in the fourth quarter of 2016 and 6.30% in the first quarter of 2016.

Foreign Currency Exchange Gain (Loss)

Foreign currency exchange gain was RMB29.9 million (US$4.3 million) in the first quarter of 2017, compared to foreign currency exchange loss of RMB104.0 million in the fourth quarter of 2016 and foreign currency exchange gain of RMB55.5 million in the first quarter of 2016. The foreign currency exchange gain in the first quarter of 2017 was mainly due to the appreciation of Japanese Yen against Renminbi because the Company had a net balance of financial assets denominated in Japanese Yen, and the appreciation of Renminbi against US dollar because the Company had a net balance of financial liabilities denominated in US dollar.

Income Tax Benefit (Expense)

Income tax expense was RMB0.09 million (US$0.01 million) in the first quarter of 2017, compared to RMB11.2 million in the fourth quarter of 2016 and RMB13.9 million in the first quarter of 2016.

Net Loss

Net loss was RMB184.4 million (US$26.8 million) in the first quarter of 2017, compared to net loss of RMB1,913.7 million in the fourth quarter of 2016 and net income of RMB79.6 million in the first quarter of 2016. Loss per ADS was RMB10.1 (US$1.5) in the first quarter of 2017, compared to loss per ADS of RMB105.3 in the fourth quarter of 2016 and earnings per ADS of RMB4.4 in the first quarter of 2016.

On an adjusted non-GAAP basis, adjusted net loss was RMB191.9 million (US$27.9 million), compared to adjusted net loss of RMB583.1 million in the fourth quarter of 2016 and adjusted net income was RMB73.3 million in the first quarter of 2016; adjusted loss per ADS was RMB10.6 (US$1.5) in the first quarter of 2017, compared to adjusted loss per ADS of RMB32.1 in the fourth quarter of 2016 and adjusted earnings per ADS of RMB4.0 in the first quarter of 2016.

Financial Position

As of March 31, 2017, the Company had RMB417.3 million (US$60.6 million) in cash and cash equivalents, decreased from RMB506.6 million as of December 31, 2016.

As of March 31, 2017, the Company had RMB374.3 million (US$54.4 million) in restricted cash, increased from RMB361.8 million as of December 31, 2016.

As of March 31, 2017, the Company’s accounts receivable had increased to RMB2,728.1 million (US$396.3 million) from RMB2,634.8 million as of December 31, 2016. Days sales outstanding were 198 days in the first quarter of 2017, increased from 116 days in the fourth quarter of 2016, mainly due to the significant decrease of total net revenues in the first quarter of 2017 while the average accounts receivable for the quarter mainly related to significantly higher sales from previous quarters.

As of March 31, 2017, the Company’s accounts payable had increased to RMB2,585.3 million (US$375.6 million) from RMB2,471.8 million as of December 31, 2016. Days payable outstanding were 198 days in the first quarter of 2017, increased from 117 days in the fourth quarter of 2016.

As of March 31, 2017, the Company’s inventory had increased to RMB1,552.7 million (US$225.6 million) from RMB1,314.8 million as of December 31, 2016, which was mainly due to the decrease of PV module shipments from 635.1MW in the fourth quarter of 2016 to 370.9MW in the first quarter of 2017. Inventory turnover days were 119 days in the first quarter of 2017, compared to 62 days in the fourth quarter of 2016.

Updates on Repayment of Medium-Term Notes

On May 3, 2017, the Company paid the RMB300 million of RMB-denominated five-year medium-term notes issued by Yingli China in 2012 (the“2012 MTNs”) with full principle and accrued interests totalling RMB318 million when they matured. As such, Yingli China has discharged all of its payment obligations under the 2012 MTNs. As of the date of this press release, one of the Company’s subsidiaries, Tianwei Yingli, had medium-term notes, or MTNs, of RMB1,757.0 million outstanding, including RMB357.0 million of the MTNs issued in 2010 (the "2010 MTNs"), which became due on October 13, 2015, and RMB1.4 billion of the MTNs issued in 2011 (the "2011 MTNs"), which became due on May 12, 2016. Tianwei Yingli is currently in payment default of the 2010 MTNs and 2011 MTNs. The Company is continuing its negotiations with holders of the 2010 MTNs and 2011 MTNs. As of the date of this press release, the Company has not reached any agreement with the holders of the 2010 MTNs and 2011 MTNs or any other party with respect to any concrete financing plan or plan for repayment of the 2010 MTNs and 2011 MTNs yet.

Business Outlook for Second Quarter 2017

Based on current market conditions, the Company’s current operating conditions, estimated production capacity and forecasted customer demand, the Company expects its PV module shipments to be in the estimated range of 950 MW to 1,050MW for the second quarter of 2017.

Non-GAAP Financial Measures

To supplement the financial measures calculated in accordance with GAAP, this press release may include certain non-GAAP financial measures of adjusted gross profit, adjusted gross margin, adjusted operating expenses adjusted operating profit or loss, adjusted operating margin, adjusted net income (loss), adjusted diluted earnings (loss) per ordinary share and per ADS and EBITDA, each of which (other than EBITDA) is adjusted to exclude, as applicable, items related to share-based compensation, impairment of long-lived assets, provision for reserve for inventory purchase commitments and provision for prepayments in relation to inventory purchase commitments. EBITDA excludes interest, tax expenses, depreciation and amortization. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s on-going performance as such items are not directly attributable to the underlying performance of the Company’s business operations and/or do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects and compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures presented in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures presented in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included elsewhere in this press release.

Currency Conversion

Solely for the convenience of readers, certain Renminbi amounts have been translated into U.S. dollar amounts at the rate of RMB6.8832 to US$1.00, the noon buying rate in New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board as of March 31, 2017. No representation is intended to imply that these translated Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate. The percentages stated in this press release are calculated based on Renminbi amounts.

Conference Call

Yingli Green Energy will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Daylight Time on June 15, 2017, which corresponds to 8:00 PM Beijing/Hong Kong time on the same day.

The dial-in details for the live conference call are as follows:

U.S. Toll Free Number: +1-866-519-4004

International Dial-in Number: +65 67135090

Passcode: 32137301

A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy's website at www.yinglisolar.com. A webcast On-Demand will be available shortly after the call on Yingli Green Energy's website for 12 months.

A replay of the conference call will be available until June 23, 2017 by dialing:

U.S. Toll Free Number: +1-855-452-5696

International Dial-in Number: +61 2 8199 0299

Passcode: 32137301

About Yingli Green Energy

Yingli Green Energy Holding Company Limited (NYSE: YGE), known as “Yingli Solar”, is one of the world’s leading photovoltaic (PV) module manufacturers. Yingli Green Energy’s manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and PV module assembly. Headquartered in Baoding, China, Yingli Green Energy has more than 20 regional subsidiaries and branch offices and has distributed more than 17 GW solar panels to customers worldwide. For more information, please visit www.yinglisolar.com and join the conversation on Facebook, Twitter and Weibo.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy's control, which may cause Yingli Green Energy's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy's filings with the U.S. Securities and Exchange Commission. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For further information, please contact:

Eric Pan

Investor Relations

Yingli Green Energy Holding Company Limited

Tel: +86 312 8929787

Email: ir@yingli.com

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of March 31, 2016	As of December 31, 2016	As of March 31, 2017
	RMB	RMB	RMB	US$
ASSETS
Current assets:
Cash and restricted cash	891,023	868,439	791,550	114,997
Accounts receivable, net	2,727,938	2,634,805	2,728,090	396,340
Inventories	1,416,178	1,314,834	1,552,731	225,583
Prepayment to suppliers	547,180	475,347	392,943	57,087
Prepaid expenses and other current assets	2,079,488	1,336,288	1,336,392	194,153
Total current assets	7,661,807	6,629,713	6,801,706	988,160
Long-term prepayment to suppliers	514,866	343,591	315,800	45,880
Land, property, plant and equipment, net	6,698,653	4,879,086	4,762,158	691,852
Project assets	739,709	672,045	658,854	95,719
Land use rights	409,662	402,680	400,360	58,165
Intangible assets, net	58,297	58,110	58,047	8,433
Investments in affiliated companies	458,558	355,192	354,810	51,547
Other assets	191,914	159,397	165,497	24,045
Total assets	16,733,466	13,499,814	13,517,232	1,963,801
LIABILITIES AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Short-term borrowings, including current portion of medium-term notes and long-term debt	8,710,505	9,010,205	8,942,822	1,299,224
Accounts payable	3,466,642	2,471,812	2,585,264	375,590
Other current liabilities and accrued expenses	2,521,983	2,619,272	2,841,734	412,852
Total current liabilities	14,699,130	14,101,289	14,369,820	2,087,666
Long-term debt, excluding current portion	2,349,616	2,523,621	2,491,144	361,917
Medium-term notes	300,000	—	—	—
Accrued warranty liability, excluding current portion	768,848	804,344	810,617	117,767
Other liabilities	3,265,413	3,262,759	3,247,958	471,867
Total liabilities	21,383,007	20,692,013	20,919,539	3,039,217
Shareholders' deficit:
Ordinary shares	13,791	13,791	13,791	2,004
Additional paid-in capital	7,247,042	7,248,240	7,248,514	1,053,073
Accumulated other comprehensive income (loss)	177,849	(54,651)	(52,652)	(7,649)
Treasury stock	(127,331)	(127,331)	(127,331)	(18,499)
Accumulated deficit	(13,173,362)	(15,428,426)	(15,612,873)	(2,268,258)
Total Yingli Green Energy shareholders' deficit	(5,862,011)	(8,348,377)	(8,530,551)	(1,239,329)
Non-controlling interests	1,212,470	1,156,178	1,128,244	163,913
Total shareholders' deficit	(4,649,541)	(7,192,199)	(7,402,307)	(1,075,416)
Total liabilities and shareholders' deficit	16,733,466	13,499,814	13,517,232	1,963,801

YINGLI GREEN ENERGY HOLDINGS COMPANY LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Comprehensive Income

(In thousands, except for ordinary shares, per ordinary share and per ADS data)

	For the three month ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	1,833,474	1,828,521	1,030,312	149,685
Other revenues	517,576	212,886	207,946	30,210
Total net revenues	2,351,050	2,041,407	1,238,258	179,895
Cost of revenues:
Cost of PV modules sales	(1,472,018)	(1,668,479)	(940,033)	(136,569)
Cost of other revenues	(409,751)	(230,725)	(236,686)	(34,386)
Total cost of revenues	(1,881,769)	(1,899,204)	(1,176,719)	(170,955)
Gross profit	469,281	142,203	61,539	8,940
Selling expenses	(182,854)	(149,013)	(110,404)	(16,040)
General and administrative expenses	(85,550)	(423,103)	(31,826)	(4,624)
Research and development expenses	(21,030)	(42,638)	(30,506)	(4,432)
Impairment of long-lived assets	—	(1,277,373)	—	—
Provision/(reversal) for reserve for inventory purchase commitments	6,598	(52,787)	7,678	1,116
Total operating expenses	(282,836)	(1,944,914)	(165,058)	(23,980)
Income/(Loss) from operations	186,445	(1,802,711)	(103,519)	(15,040)
Interest expense	(176,131)	(168,782)	(156,464)	(22,731)
Interest income	1,069	2,525	817	119
Foreign currency exchange gain (loss)	55,491	(104,012)	29,855	4,337
Other income	13,619	162,966	18,296	2,658
Income/(Loss) before income taxes	80,493	(1,910,014)	(211,015)	(30,657)
Income tax benefit (expenses)	(13,935)	(11,196)	(94)	(14)
Equity in loss of affiliates, net	(1,083)	(318)	(382)	(55)
Net income/ (loss)	65,475	(1,921,528)	(211,491)	(30,726)
Less : Loss attributable to the non-controlling interests	14,092	7,839	27,044	3,929
Net income/( loss) attributable to Yingli Green Energy	79,567	(1,913,689)	(184,447)	(26,797)
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770	181,763,770
Income (loss) per ordinary share
Basic	0.44	(10.53)	(1.01)	(0.15)
Diluted	0.44	(10.53)	(1.01)	(0.15)
Earnings/(Loss) per ADS
Basic	4.4	(105.3)	(10.1)	(1.5)
Diluted	4.4	(105.3)	(10.1)	(1.5)
Net income/(loss)	65,475	(1,921,528)	(211,491)	(30,726)
Other comprehensive (loss)/income
Foreign Currency exchange translation adjustment, net of nil tax	(3,147)	(119,490)	1,109	161
Comprehensive income/(loss)	62,328	(2,041,018)	(210,382)	(30,565)
Less : Comprehensive loss attributable to the non-controlling interest	15,063	926	27,934	4,058
Comprehensive income/ (loss) attributable to Yingli Green Energy	77,391	(2,040,092)	(182,448)	(26,507)

Reconciliation of Non-GAAP measures to GAAP measures
	For the three month ended
	March 31, 2016	December 31, 2016	March 31, 2017
	RMB	RMB	RMB	US$
Net income/(loss) attributable to Yingli Green Energy	79,567	(1,913,689)	(184,447)	(26,797)
Share-based compensation	(282)	(446)	(273)	(40)
Impairment of long-lived assets	—	(1,277,373)	—	—
Provision/(reversal) for reserve for inventory purchase commitments	6,598	(52,787)	7,678	1,115
Non-GAAP income/(loss)	73,251	(583,083)	(191,852)	(27,872)
Non-GAAP diluted earnings/(loss) per share	0.40	(3.21)	(1.06)	(0.15)

Reconciliation of EBITDA measures to loss before income tax & minority interest measures

Income/(Loss) before income taxes and non-controlling interest	80,493	(1,910,014)	(211,015)	(30,657)
Interest expense	(176,131)	(168,782)	(156,464)	(22,731)
Interest income	1,069	2,525	817	119
Depreciation	(224,381)	(213,459)	(154,706)	(22,476)
Amortization for land use rights and intangible assets	(3,161)	(2,047)	(1,961)	(285)
EBITDA	483,097	(1,528,251)	101,299	14,716